# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Top Wealth Group Holding Ltd, CIK 0001978057
CUSIP: G8945S110
Title of class of securities: Class A Ordinary Shares, par value $0.009 per share
Address of issuer's principal executive offices: 118 CONNAUGHT ROAD WEST, HONG KONG PLAZA, UNIT 714 & 715, 7F, HONG KONG, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 12/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 134,000; sole dispositive power 0; shared dispositive power 134,000; aggregate amount beneficially owned 134,000 (9.97% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 134,000; sole dispositive power 0; shared dispositive power 134,000; aggregate amount beneficially owned 134,000 (9.97% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 134,000; sole dispositive power 0; shared dispositive power 134,000; aggregate amount beneficially owned 134,000 (9.97% of the class)

## Item 1. Issuer
Name of issuer: Top Wealth Group Holding Ltd
Address of issuer's principal executive offices: 118 CONNAUGHT ROAD WEST, HONG KONG PLAZA, UNIT 714 & 715, 7F, HONG KONG, HONG KONG 999077

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Bigger Capital Fund GP, LLC
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Michael Bigger
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135
Citizenship:
Bigger Capital Fund, LP
Delaware

Bigger Capital Fund GP, LLC
Delaware

Michael Bigger
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 9, 2025, Bigger Capital beneficially owned 134,000 Class A Ordinary Shares, which includes 44,000 Class A Ordinary Shares issued upon the exercise of 44,000 Series A Class A Warrants. The amount does not include an additional 136,000 Class A Ordinary Shares issuable upon the exercise of 46,000 Series A Class A Warrants and 90,000 Series B Class A Warrants, the exercise of which are subject to a 9.99% beneficial ownership limitation.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the Issuer's securities described herein.

Mr. Bigger, as the managing member of Bigger GP may be deemed to beneficially own the Issuer's securities described herein.

Mr. Bigger, as the managing member of Bigger GP, may be deemed to beneficially own the: (i) 134,000 Class A Ordinary Shares beneficially owned by Bigger Capital, and (ii) 136,000 Class A Ordinary Shares issuable upon the exercise of Series A Class A Warrants and Series B Class A Warrants, the exercise of which are subject to a 9.99% beneficial ownership limitation owned by Bigger Capital.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on an aggregate of: (i) 1,300,029 Class A Ordinary Shares outstanding immediately after the offering, and (ii) 44,000 Class A Ordinary Shares, issued upon the exercise of 44,000 Series A Class A Warrants, based upon the Issuer's Prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 10, 2025.

As of December 9, 2025, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 9.97% of the outstanding Class A Ordinary Shares, and (ii) Mr. Bigger may be deemed to beneficially own approximately 9.97% of the outstanding Class A Ordinary Shares. Does not include 136,000 Class A Ordinary Shares issuable upon the exercise of Series A Class A Warrants and Series B Class A Warrants, the exercise of which are subject to a 9.99% beneficial ownership limitation owned by Bigger Capital.

Regarding Item 5 below, as of December 10, 2025, the Reporting Persons sold a portion of the Class A Ordinary Shares. As of December 10, 2025, the Reporting Persons, through their ownership of the Series A Class A Warrants and Series B Class A Warrants, still beneficially own greater than 5.00% of the outstanding Class A Ordinary Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Bigger Capital.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (12/10/2025)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (12/10/2025)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (12/10/2025)